  1516 E. Tropicana Ave, Suite 245
  Las Vegas, Nevada 89119
Tel: (702) 451-6297

VIA EDGAR
VIA FACSIMILE: (202) 772-9210

December 18, 2008

Edwin Adames, Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20548

Re:           Global Entertainment Holdings Inc. (GBHL); Comment Letter dated December 3,2008.
Re: Form 10-KSB for period ending December 31,2007 filed November 6, 2008, Form 10-Q for Fiscal quarter Ended September 30, 2008  File No. 000-49679.

Dear Mr. Adames:

Global Entertainment Holdings, Inc. (GBHL) respectfully requests an extension of time until December 23, 2008, in which to address and respond to the comments contained in the above-referenced letter of December 3, 2008. We will, of course, respond earlier if possible.

Our legal counsel contacted me this morning by e-mail; he indicated he has an emergency requiring him to be out of town until Monday, December 22, 2008.  He is working on the revisions to the 10-K and the corresponding responses to be referenced in a letter for your review. He will be able to file the response letter and amendments on Tuesday, December 23, 2008.

We wish to assure you that this matter is being given are utmost attention and we will respond as quickly as possible to the comments.

Thank you for your anticipated cooperation and understanding.

Very truly yours,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

cc:  Tom Amon, Legal Counsel
      Gary Rasmussen, CEO